

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 20, 2011

Via US Mail & Facsimile
John D. Ireland, Esq.
Epicor Software Corporation
18200 Von Karman Avenue, Suite 1000
Irvine, CA 92612

> **Re: Epicor Software Corporation**
> **Schedule 14D-9 Filed on April 11, 2011**
> **File No. 005-43389**

Dear Mr. Ireland:

We have limited our review of the filing to those issues we have addressed in our comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Potential for Future Arrangements, page 9

1.   We refer to disclosure on page 17 in which you disclose that bidders' affiliates had "periodically throughout the course of discussion relating to and leading up to the transaction", had discussions with Mr. Klaus regarding his and other members of management's continued role in the company after the merger. We also note that a draft of the Non-Tender and Support Agreement was provided to the company by Apax as early as December 2010. Please clarify your disclosure and revise to include a detailed discussion of when the non-tender agreements, including who would be subject to such agreements, were first discussed amongst the parties to the transaction.

2.   Please clarify further when discussions relating to the possible continuation of Mr. Klaus were first raised and by whom, and the details or any tentative understandings, if any, reached with respect to the terms of consideration Mr. Klaus and Messrs. Pickup and their affiliates could be offered if a transaction were to occur.

3.   Please update the disclosure, as may be appropriate, to disclose the identity of all other executive officers or directors with whom agreements may be negotiated or have been negotiated and the material terms of such agreements.

Item 4. The Solicitation or Recommendation, page 12

Background, page 12

4.   Please revise to disclose whether there had been any prior relationship between Apax and its affiliates and the company and its affiliates prior to June 2010.

5.   Clarify whether Messrs. Klaus and/or Pickup discussed the general terms of the non-tender and support agreement prior to early December 2010. Further, other than at board meetings, please supplementally advise us of discussions or negotiations involving Mr. Pickup.

6.   Please set forth the "concerns" Apax conveyed to the company's financial advisor in late March which had the potential to impact the proposed offer price.

7.   Please set forth further detail of any discussions involving Apax, Moelis, Hellman & Friedman and the company involving Apax's request to engage in discussion with Hellman & Friedman regarding an Epicor and/or Activant transaction. In this regard, we note reference to Apax's approach of both Moelis and the company in both November and December requesting permission to engage in discussions with Hellman & Friedman.

Opinion of Epicor's Financial Advisors, page 23

Financial Forecasts, page 28

8.   This section includes non-GAAP financial measures. Notwithstanding footnote 1, please revise to provide the disclosure required by Rule 100 of Regulation G. We may have further comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to the following ZIP code: 20549-3628.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile 650.493.6811
        Bradley Finkelstein, Esq.
        Wilson Sonsini Goodrich & Rosati